SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549


03025283

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

For the Fiscal Year Ended December 31, 2002

SHELL TRADING SAVINGS PLAN
P. O. Box 1438
Houston, Texas 77251-1438


SEC MAIL PROCESSING
RECEIVED
JUN 30 2003
WASH., D.C.
155
SECTION

ROYAL DUTCH PETROLEUM COMPANY
Carel van Bylandtlaan 30
2596 HR The Hague, The Netherlands

SHELL TRADING SAVINGS PLAN

Page

Index to Financial Statements and Exhibit

Note: Schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SHELL TRADING SAVINGS PLAN

By: 
Pervis Thomas, Jr.
Plan Administrator

Date: June 26, 2003

Report of Independent Auditors

To the Trustees of the
Shell Trading Savings Plan

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Shell Trading Savings Plan (the "Plan") at December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of net assets available for benefits of the Shell Savings Group Trust as of December 31, 2002 and 2001 and the related schedule of changes in net assets available for benefits for the years then ended, are presented for the purpose of additional analysis and are not a required part of the basic financial statements. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



PRICEWATERHOUSECOOPERS LLP
Houston, Texas
June 26, 2003

SHELL TRADING SAVINGS PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,	
	2002	2001
Investments at fair value:		
Investment in Shell Savings Group Trust*	$ 37,944,368	$ 43,088,625
Participant loans	1,004,755	1,284,376
Total investments	38,949,123	44,373,001
Interest and other receivables	75,091	63,865
Total assets	39,024,214	44,436,866
Less - accounts payable	34,801	9,404
Net assets available for benefits	$ 38,989,413	$ 44,427,462

* Represents more than 5% of net assets available for benefits.

The accompanying notes are an integral part of this statement.

SHELL TRADING SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31,	
	2002	2001
Additions to net assets attributed to:		
Investment income:		
Dividends and interest	$ 515,782	$ 863,325
Net depreciation in Shell Savings Group Trust	(6,394,682)	(5,539,522)
	(5,878,900)	(4,676,197)
Contributions:		
Participant	4,443,521	4,115,174
Employer	2,204,878	1,905,257
Rollover	534,495	469,597
	7,182,894	6,490,028
Total	1,303,994	1,813,831
Deductions from net assets attributed to:		
Participant distributions & withdrawals	6,718,657	4,932,071
Administrative expenses	23,386	25,875
Total	6,742,043	4,957,946
Net decrease	(5,438,049)	(3,144,115)
Net assets available for benefits:		
Beginning of year	44,427,462	47,571,577
End of year	$ 38,989,413	$ 44,427,462

The accompanying notes are an integral part of this statement.

SHELL TRADING SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - PLAN DESCRIPTION:

General

The Shell Trading Savings Plan (the Plan), formerly known as the Coral Energy Services, LLC Savings Plan, is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended, and is described more fully in the Plan Instrument and Trust Agreement (the Regulations), which govern the Plan. The assets of the Plan are held in the Trust. As more fully described in Note 3, the Trust is a participating trust in the Shell Savings Group Trust (Group Trust).

Eligibility

Employees of Coral Energy Services, LLC and certain affiliated companies (Contributing Companies) are eligible to participate immediately on their first day of employment. Beginning July 1, 2002, the Contributing Companies will make matching contributions, subject to a limitation, on behalf of each participant who makes a pre-tax contribution from the first day of employment *through completion of six years of participation service. The Company match is subject to a 5 year* graded vesting schedule, as described below. Company non-matching contributions are made at the maximum rate for which a participant is eligible for non-matching contributions. Prior to July 1, 2002, employee pre-tax contributions were matched dollar-for-dollar on the first 3 percent of the employee's compensation and 50 cents on the dollar for the next 3 percent of compensation.

For the years ended December 31, 2002 or December 31, 2001, an employee may elect to defer up to 25 percent or 16 percent, respectively, of eligible compensation on a pre-tax basis, subject to IRS limitations. The Company will make matching contributions to the Plan based on this election. An employee may qualify for additional "catch-up" contributions. During fiscal 2002, after-tax participant contributions are permitted up to 25 percent subject to IRS limitations for all contributions. Hardship withdrawal of pre-tax contributions may be obtained subject to certain limitations. Employees will be suspended from making new contributions or receiving Company matching contributions to the Plan for a period of six months following a hardship withdrawal.

Participant and company contributions are credited to individual participants' accounts, with participants directing the investment of their account balances into various investment options including a money market fund, a balanced fund, company stock, mutual funds, and commingled funds. Investment managers of the investment options invest funds at their discretion, as governed by the Regulations and investment manager agreements. Investments in the Plan are valued daily.

Vesting

Participants are immediately vested in all participant contributions to their accounts plus actual earnings thereon. Vesting in the Company matching contribution portion of their accounts is based on years of vesting service. A participant is generally 100 percent vested after five years of vesting service. Participants may withdraw their account balances upon termination of service or may delay commencing distribution until as late as April 1 following the year in which they reach age 70½ or terminate, whichever is later. Active employees aged 59½ or older may elect to withdraw their entire account balances or any portion thereof. Active employees may withdraw their after-tax contributions without any time or limit restriction.

Forfeited Accounts
Forfeited amounts are used to reduce Company contributions. Forfeited nonvested accounts totaled $59,902 and $56,440 as of December 31, 2002 and 2001, respectively. Company contributions were reduced by $72,692 and $68,981 from forfeited nonvested accounts for the years ended December 31, 2002 and 2001, respectively.

Participant Accounts
A variable payment option, which provides unlimited monthly, quarterly, or annual drawdowns of a participant's account, is available for certain qualified Plan distributions.

Employees may elect to rollover into the Plan an account from another qualified retirement plan if certain requirements are met. An employee may withdraw at any time funds rolled into the Plan.

Terminating participants (and in some cases a surviving spouse) may use all or part of their accounts to purchase life annuity insurance contracts.

Participant Loans
Participants may borrow from their accounts a minimum of $500 up to a maximum equal to the lesser of $50,000, after considering the highest loan balance during the previous twelve months, or 50 percent of their account balance. The loans are secured by the balance in the participants' accounts and bear interest at a rate established by the Plan Administrator, generally based upon the Prime Rate. Interest rates on loans ranged from 4.64 to 4.94 percent during 2002 and 5.97 to 6.75 percent during 2001.

Administration of Plan Assets
Audit, investment manager and custodian fees, recordkeeping, and other internal costs directly related to oversight of daily Plan operations are paid by the Plan or by Shell Oil Company (Shell) on the Plan's behalf. When expenses are paid by Shell on the Plan's behalf, Shell is reimbursed by the Plan for such expenses. Unreimbursed expenses incurred by Shell totaled $1,125 and $596 as of December 31, 2002 and 2001, respectively. Other indirect costs (including Trustee/Administrator salaries, office rentals and data processing expenses) are absorbed by the Contributing Companies.

The Plan is intended to be an ongoing part of the benefit plans of the Contributing Companies. However, the right is reserved to amend or terminate the Plan. Should the Plan be terminated, participants will receive payment of their account balances.

NOTE 2 - ACCOUNTING POLICIES:

The financial statements of the Plan are prepared under the accrual method of accounting.

Investments of the Group Trust and the Plan are presented on the following bases:

> Shares of mutual funds are valued at the net asset value, which approximates market value, of shares held by the Plan at year end
>
> Participant loans are valued at cost which we believe approximates fair value
>
> All other investments are stated at market value based on quoted prices

Brokerage commissions, transfer taxes, and other fees are added to the cost of purchases or deducted from the proceeds of sales. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Participant distributions or withdrawals are recorded when paid.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

NOTE 3 - INVESTMENT IN THE GROUP TRUST:

The Plan is a participant in the Group Trust. The custodian of the Group Trust is Fidelity Management Trust Company. Each plan participating in the Group Trust has a specific interest in the investment assets based on participant accounts. The Plan's interest in the Group Trust was approximately 0.61 percent at December 31, 2002 and approximately 0.58 percent at December 31, 2001.

Schedule I presents the financial statements for the Group Trust at December 31, 2002 and 2001, respectively.

The following table presents investments representing 5% or more of the total Group Trust investments as of December 31, 2002 or December 31, 2001:

	December 31,	
	2002	2001
Thrift Fund	$2,475,712,616	$2,633,527,086
Diversified Fund	-	368,269,066
U.S. Equity Index Fund	1,049,880,238	1,551,106,623
Royal Dutch Stock Fund	1,163,893,420	1,352,781,639

NOTE 4 - LINE OF CREDIT OF THE GROUP TRUST:

The Thrift Fund and Royal Dutch Stock Fund (RDSF) have available a line of credit with BankBoston to fund redemptions as needed. The line of credit permits borrowings at an interest rate of Fed Funds plus 50 basis points. At December 31, 2002, the RDSF had an outstanding bank line of credit of $6.2 million, at an interest rate of 1.78 percent. At December 31, 2001, the Plan had no amounts outstanding under the line of credit. The line of credit is included in accounts payable on the Group Trust Statement of Net Assets Available for Benefits (Schedule I).

NOTE 5 - FINANCIAL INSTRUMENTS OF THE GROUP TRUST:

The Group Trust's investments in certain financial instruments involve exposure different from amounts recognized in the financial statements. Risk may come from an imperfect correlation between movements in the price of the instruments and the price of the underlying indices, interest rates, and exchange rates. Risk may also arise out of illiquid secondary markets for the instruments and/or the inability of counterparties to perform.

Futures

A futures contract is an agreement between two parties to purchase (long) or sell (short) a financial instrument at a set price for delivery on a future date. The Group Trust is required to pledge to the broker an amount of cash and/or U. S. government securities equal to a percentage of the contract amount. Subsequent payments, known as "variation margin," are made to or received from the broker each day, depending on the daily fluctuations in the value of the underlying security. Such changes in value are recorded as a realized gain or loss on a daily basis. The Group Trust recognizes as realized gains or losses all amounts received or paid to effect a closing offsetting transaction or cash settlement of the contract. From time to time the Group Trust invests in futures contracts through the Diversified Fund primarily for the purpose of balancing market exposure between equity and fixed-income asset classes. The purchase of a futures contract increases the impact of changes in the market price of investments on net asset value. There is a risk that the market movement of such instruments may not be in the direction forecasted.

As of December 31, 2002 and 2001, the Group Trust held S&P 500 stock index futures, various international equity futures, U.S. Treasury bond futures and U.S. Treasury Note futures with contract values of $22.1 million and $20.6 million in short positions, respectively, and $26.3 million and $28.3 million in long positions, respectively. The total exposure represents 0.8 percent and 0.6 percent, respectively, of the net assets of the Group Trust as of December 31, 2002 and 2001.

NOTE 6 - FEDERAL INCOME TAX EXEMPTION:

The Internal Revenue Service (IRS) issued a favorable determination letter dated August 29, 2002, stating the Plan is qualified under Section 401(a) and 401(k) and the Trust is exempt from taxation under Section 501(a) of the Internal Revenue Code (the Code). It is anticipated that the IRS will issue a favorable letter for those plan amendments not covered by the latest letter in subject areas upon which they have agreed to rule. It is the opinion of counsel that the amendments falling within the subject areas upon which the IRS has indicated it will not rule do not violate Sections 401(a), 401(k) and 501(a) of the Code.

SHELL SAVINGS GROUP TRUST
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31, 2002	December 31, 2001
Short-term investments	$ 2,486,393,074	$ 2,652,953,074
Common stock	1,265,278,426	1,498,893,020
Commingled funds	1,309,786,373	1,865,461,547
Registered investment company shares	1,176,387,117	1,461,287,144
Participant loans	82,598,581	88,870,519
Total investments	6,320,443,571	7,567,465,304
Interest and other receivables	35,170,650	32,046,993
Cash	745,085	408,713
Total assets	6,356,359,306	7,599,921,010
Less - accounts payable	9,013,893	5,801,242
Net assets available for benefits	$ 6,347,345,413	$ 7,594,119,768

SHELL SAVINGS GROUP TRUST
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31,	
	2002	2001
Additions to net assets attributed to:		
Investment income:		
Dividends and interest	$ 110,909,655	$ 185,542,874
Net depreciation in common stock	(143,554,714)	(292,943,284)
Net depreciation in commingled funds	(325,463,482)	(222,330,579)
Net depreciation in registered investment company shares	(286,537,111)	(323,121,704)
	(644,645,652)	(652,852,693)
Contributions:		
Participant	78,771,286	68,927,346
Employer	69,309,055	66,819,652
Rollover	6,210,250	6,341,309
	154,290,591	142,088,307
Total	(490,355,061)	(510,764,386)
Deductions from net assets attributed to:		
Participant distributions & withdrawals	770,674,421	705,944,570
Administrative expenses	6,562,568	7,831,802
Total	777,236,989	713,776,372
Net decrease	(1,267,592,050)	(1,224,540,758)
Transfers (to)/from external plans	20,817,695	(5,776,788)
Net assets available for benefits:		
Beginning of year	7,594,119,768	8,824,437,314
End of year	$ 6,347,345,413	$ 7,594,119,768

EXHIBIT 1

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-97935) of Royal Dutch Petroleum Company of our report dated June 26, 2003 relating to the financial statements of the Shell Trading Savings Plan, which appears in this Form 11-K.



PRICEWATERHOUSECOOPERS LLP
Houston, Texas
June 26, 2003